UNITED STATES
		      SECURITIES AND EXCHANGE COMMISSION
			    Washington, D.C.  20549

				 SCHEDULE 13D

		   Under the Securities Exchange Act of 1934
			      (Amendment No. 12)

			 FIRST FIDELITY BANCORPORATION
			       (Name of Issuer)

				 COMMON STOCK
				$1.00 PAR VALUE
			(Title of Class of Securities)

				   32019510
				(CUSIP Number)

			       BANCO SANTANDER,
			       SOCIEDAD ANONIMA
			 (formerly BANCO DE SANTANDER
			 SOCIEDAD ANONIMA DE CREDITO)
		      (Name of Persons Filing Statement)

			     GONZALO DE LAS HERAS
			    BANCO SANTANDER, S.A.

			      45 East 53rd Street
			      New York, NY 10022
			   Tel. No.: (212) 350-3444
		    (Name, Address and Telephone Number of
		     Person Authorized to Receive Notices
			      and Communications)

				 June 19, 1995
		    (Date of Event which Requires Filing of
				this Statement)



	 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:
[ ].

	 Check the following box if a fee is being paid with this statement: [ ].


				 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP No.    32019510       |             | Page    2   of    18   Pages |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |                   BANCO SANTANDER, S.A.                            |
|    |          (formerly BANCO DE SANTANDER, S.A. DE C.)                 |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |                  WC                                                |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |           Kingdom of Spain                                         |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |    23,519,943                                 |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |          0                                    |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |    23,519,943                                 |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |          0                                    |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |                         23,519,943                                 |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                | | |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |                         29.84%**                                   |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |                          CO                                        |
|____|____________________________________________________________________|
		     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 18

** Represents 29.17% of the total voting stock of Issuer, First Fidelity Bancorporation.


	       Banco Santander, S.A., a Spanish banking corporation ("Santander" and, together with its consolidated subsidiaries, the "Santander Group"), hereby amends and supplements its Schedule 13D, originally filed on March 27, 1991 (the "Original 13D"), as amended and supplemented by Amendment No. 1 filed on December 31, 1991, Amendment No. 2 filed on October 6, 1992, Amendment No. 3 filed on May 5, 1993, Amendment No. 4 filed on August 16, 1993, Amendment No. 5 filed on March 30, 1994, Amendment No. 6 filed on June 15, 1994, Amendment No. 7 filed on January 4, 1995, Amendment No. 8 filed on January 19, 1995, Amendment No. 9 filed on March 8, 1995, Amendment No. 10 filed on March 30, 1995, and Amendment No. 11 filed on April 25, 1995 (as so amended and supplemented, the "Schedule 13D"), with respect to the purchase of shares of common stock, par value $1.00 per share ("Common Stock"), of First Fidelity Bancorporation, a New Jersey corporation (the "Company").
Capitalized terms used but not defined herein shall have the meanings given to such terms in the Schedule 13D.

	       Item 5.  Interest in Securities of the Company.

	       The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following information:

	       (a) In a series of open market purchases from April 24, 1995 through May 26, 1995 (the "open market purchases"), Santander's wholly-owned subsidiary FFB Participacoes e Servicos, S.A. acquired a total of 204,050 shares of Common Stock. As a result, Santander indirectly beneficially owned a total of 23,519,943 shares of Common Stock as of May 26, 1995. This represents approximately 29.84% of the outstanding Common Stock and 29.17% of the total voting shares of the Company (based on (i) 78,823,012 shares of Common Stock outstanding (excluding treasury stock) and (ii) a total of 80,641,521 voting shares outstanding, each as of May 26, 1995, according to information provided by the Company).

	       Except as set forth in this Item 5(a), neither Santander, nor any other person controlling Santander, to the best of its knowledge, beneficially owns any shares of Common Stock.

	       (b) Upon consummation of the transfer, Santander had the sole power to vote and to dispose of 23,519,943 shares of Common Stock.

	       (c) The open market purchases are described in Schedule A hereto. Except as otherwise disclosed herein or therein, no transactions in the shares of Common Stock have been effected since May 26, 1995 by Santander, or any other person controlling Santander, to the best of its knowledge.

	       (d)  Inapplicable.

	       (e)  Inapplicable.

	       Item 6.  Contracts, Arrangements, Understandings
			 or Relationships with Respect to the
			 Securities of the Issuer

	       The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

	       On June 19, 1995, First Union Corporation ("First Union") and the Company issued a press release announcing the proposed merger of the two banks. A copy of the press release of First Fidelity and First Union is attached hereto as Exhibit A and is hereby incorporated by reference in its entirety.

	       Pursuant to an Agreement and Plan of Merger dated as of June 18, 1995 (the "Merger Agreement"), First Union and the Company agreed that the Company would merge with and into a subsidiary of First Union, with such subsidiary as the surviving corporation, and as consideration for such merger each issued and outstanding share of Common Stock would be exchanged for 1.35 shares (subject to adjustment in certain circumstances) of common stock of First Union. Pursuant to a Voting and Support Agreement dated June 19, 1995, attached hereto as Exhibit 8, Santander agreed to vote all of its shares of Common Stock in favor of such merger unless the Board of Directors of the Company withdraws its recommendation in support of such merger. Santander has also agreed not to sell its shares of Common Stock during certain proscribed periods under the Federal securities laws and certain accounting rules. The Voting and Support Agreement terminates upon any termination of the Merger Agreement.

	       Item 7. Materials to Be Filed as Exhibits

	       1.  Press release dated June 19, 1995.

	       2.  Voting and Support Agreement dated June 19, 1995.


				   SIGNATURE

	       After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 19, 1995

				   BANCO SANTANDER, S.A.



				   By:   /s/  Gonzalo de Las Heras
				       -----------------------------
					Name:  Gonzalo de Las Heras
					Title:  Director General



								   Schedule A




		     OPEN MARKET PURCHASES OF COMMON STOCK
		     BY FFB PARTICIPACOES E SERVICOS, S.A.
		   FROM April 24, 1995 THROUGH May 26, 1995



Date                          Number of Shares              Price ($)
- ----                          ----------------              ---------
April 25, 1995                       8,890                  48.82400
April 26, 1995                      21,000                  48.73800
April 27, 1995                      10,500                  48.66800
April 28, 1995                      10,500                  48.26300
May 1, 1995                         14,000                  48.31800
May 2, 1995                          7,000                  48.75400
May 11, 1995                        21,000                  49.44000
May 12, 1995                        28,000                  50.09800
May 18, 1995                         3,710                  50.00000
May 19, 1995                        14,000                  49.75000
May 22, 1995                        35,000                  50.04800
May 23, 1995                         6,370                  50.04300
May 25, 1995                        21,000                  50.16300
May 26, 1995                         3,080                  50.12500